Exhibit 99.3

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ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SECTION B

STATISTICAL ANALYSIS

CONTENTS

Territorial Analysis of General Business Operations
Three months to 31 March 2004	B 1
Reconciliation of Usage of Contingent Liability and Closed, Disposed or Transferred Operations	B 2

United Kingdom General Business Operations
Three months to 31 March 2004	B 3

United Kingdom Personal General Business Operations
Three months to 31 March 2004	B 4

Scandinavia General Business Operations
Three months to 31 March 2004	B 5

US General Business Operations
Three months to 31 March 2004	B 6

International General Business Operations
Three months to 31 March 2004	B 7

International – Canada General Business Operations
Three months to 31 March 2004	B 8

Territorial Analysis of General Business Ongoing Operations
Three months to 31 March 2004	B 9

United Kingdom General Business Ongoing Operations
Three months to 31 March 2004	B 10

United Kingdom Personal General Business Ongoing Operations
Three months to 31 March 2004	B 11

US General Business Ongoing Operations
Three months to 31 March 2004	B 12

International General Business Ongoing Operations
Three months to 31 March 2004	B 13

Territorial Analysis of Life Business Operations
Life & Pensions	B 14

Statistical Analysis

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TERRITORIAL ANALYSIS OF GENERAL BUSINESS OPERATIONS

THREE MONTHS TO 31 MARCH

					Net Premiums Written
					2004	2003	2003	Currency
						Adjusted	Original	Inc/dec
					£m	£m	£m	%
United Kingdom					659	843	843	(22)
Scandinavia					419	378	392	11
US					10	467	544	(98)
International					281	286	304	(2)
Australia & New Zealand					—	227	211	—
Group Reinsurance					1	1	1	(67)

					1,370	2,202	2,295	(38)

Less: Quota share portfolio transfer					(156)	(338)	(350)

					1,214	1,864	1,945

	Underwriting Result					Operating Ratio
		2004		2003	2003	2004		2003
				Adjusted	Original

	Accident Years					Accident Year
	Current	Prior	Total	Total	Total	Current	Total	Total
	£m	£m	£m	£m	£m	%	%	%
United Kingdom	10	(4)	6	(10)	(10)	97.9	94.1	100.3
Scandinavia	15	(3)	12	(6)	(6)	89.7	90.6	96.3
US	(56)	2	(54)	(6)	(7)	189.3	191.9	100.8
International	4	3	7	3	4	99.5	98.6	99.3
Australia & New Zealand	—	—	—	6	6	—	—	97.4
Group Reinsurance	(7)	(1)	(8)	(9)	(9)

	(34)	(3)	(37)	(22)	(22)	100.0	98.7	99.0

Equalisation provision			(12)	(10)	(10)
Reorganisation costs & goodwill (refer to A5 and A6)			(18)	(43)	(43)

			(67)	(75)	(75)

							General Business
							Result
							(based on LTIR)
							2004	2003
							£m	£m
United Kingdom							72	65
Scandinavia							39	18
US							(12)	42
International							38	36
Australia & New Zealand							—	22
Group Reinsurance							(10)	(14)

							127	169

Statistical Analysis	B 1

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RECONCILIATION OF USAGE OF CONTINGENT LIABILITY AND CLOSED, DISPOSED OR TRANSFERRED OPERATIONS

THREE MONTHS TO 31 MARCH
	Net Premiums Written
	2004					2003	2003

				Closed or	Ongoing	Adjusted	Original
	Published			transferred	Underlying
	NPW			NPW	NPW	Total	Total
	£m			£m	£m	£m	£m
UK personal	197			(20)	217	405	405
UK commercial	462			27	435	438	438
Scandinavia	419			—	419	378	392
US	10			(47)	57	467	544
International	281			6	275	286	304
Australia & New Zealand	—			—	—	227	211
Group Reinsurance	1			—	1	1	1

	1,370			(34)	1,404	2,202	2,295

Less: Quota share portfolio transfer	(156)			—	(156)	(338)	(350)

	1,214			(34)	1,248	1,864	1,945

	Underwriting Result
	2004					2003	2003

		Usage of	Pre usage of	Closed or	Ongoing	Adjusted	Original
	Published	Contingent	Contingent	transferred	Underlying
	Result	Liability	Liability	Result	Result	Total	Total
	£m	£m	£m	£m	£m	£m	£m
UK personal	(5)	—	(5)	(2)	(3)	(30)	(30)
UK commercial	11	—	11	(11)	22	20	20
Scandinavia	12	—	12	—	12	(6)	(6)
US	(54)	—	(54)	(59)	5	(6)	(7)
International	7	—	7	(4)	11	3	4
Australia & New Zealand	—	—	—	—	—	6	6
Group Reinsurance	(8)	—	(8)	—	(8)	(9)	(9)

	(37)	—	(37)	(76)	39	(22)	(22)
Equalisation provision	(12)	—	(12)	—	(12)	(10)	(10)
Reorganisation costs & goodwill (refer to A5 and A6)	(18)	—	(18)	—	(18)	(43)	(43)

	(67)	—	(67)	(76)	9	(75)	(75)

	Operating Ratio
	2004						2003

		Usage of	Pre usage of	Closed or	Ongoing		Original
	Published	Contingent	Contingent	transferred	Underlying
	Result	Liability	Liability	Result	Result		Total
	%	%	%	%	%		%
UK personal	99.9	—	99.9	54.6	100.5		106.7
UK commercial	91.3	—	91.3	100.3	94.3		94.4
Scandinavia	90.6	—	90.6	—	90.6		96.3
US	191.9	—	191.9	—	90.9		100.8
International	98.6	—	98.6	145.0	97.6		99.3
Australia & New Zealand	—	—	—	—	—		97.4
Group Reinsurance

	98.7	—	98.7	459.2	94.5		99.0

Statistical Analysis	B 2

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UNITED KINGDOM GENERAL BUSINESS OPERATIONS BREAKDOWN

THREE MONTHS TO 31 MARCH

	Net Premiums Written			Underwriting Result		Operating Ratio
	2004	2003	Inc/dec	2004	2003	2004	2003
	£m	£m	%	£m	£m	%	%
Personal
Household	93	221	(58)	4	(19)	99.1	108.5
Motor	98	100	(2)	(7)	(14)	105.2	112.0
Other	6	84	(92)	(2)	3	127.7	94.1

	197	405	(51)	(5)	(30)	99.9	106.7

Commercial
Property	200	197	1	24	24	86.6	85.8
Casualty	88	80	9	(7)	4	107.4	94.2
Motor	121	112	7	3	9	97.4	91.5
Other	53	49	9	(9)	(17)	155.0	131.3

	462	438	5	11	20	91.3	94.4

Total	659	843	(22)	6	(10)	94.1	100.3

						General Business
						Result
						(based on LTIR)
						2004	2003
						£m	£m
Personal						17	(3)
Commercial						55	68

						72	65

Operating Ratio		Personal		Commercial		Total
		2004	2003	2004	2003	2004	2003
		%	%	%	%	%	%
Claims ratio		65.5	71.9	64.5	69.0	64.9	70.4
Expense ratio		34.4	34.8	26.8	25.4	29.2	29.9

		99.9	106.7	91.3	94.4	94.1	100.3

Statistical Analysis	B 3

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UK PERSONAL GENERAL BUSINESS OPERATIONS BREAKDOWN

THREE MONTHS TO 31 MARCH

		Net Written Premium			Underwriting Result		Operating Ratio
		2004	2003	Inc/Dec	2004	2003	2004	2003
Personal Intermediated		£m	£m	%	£m	£m	%	%
Household		60	189	(68)	3	(19)	101.6	110.0
Motor		38	48	(22)	(2)	(9)	103.9	115.6
Other		2	7	(64)	(1)	(4)	151.9	179.8

		100	244	(59)	—	(32)	100.9	113.8

MORE TH>N
Household		33	32	3	1	—	97.2	99.9
Motor		60	52	16	(5)	(5)	106.2	106.7
Other		4	3	27	(1)	—	116.9	115.9

		97	87	12	(5)	(5)	103.2	104.1

Health
Other		—	74	(100)	—	7	—	86.4

		—	74	(100)	—	7	—	86.4

Personal Total
Household		93	221	(58)	4	(19)	99.1	108.5
Motor		98	100	(2)	(7)	(14)	105.2	112.0
Other		6	84	(92)	(2)	3	127.7	94.1

		197	405	(51)	(5)	(30)	99.9	106.7

Operating Ratio	UK PI		MORE TH>N		Health		Total
	2004	2003	2004	2003	2004	2003	2004	2003
	%	%	%	%	%	%	%	%
Claims ratio	61.4	72.7	74.8	74.2	—	66.9	65.5	71.9
Expense ratio	39.5	41.1	28.4	29.9	—	19.5	34.4	34.8

	100.9	113.8	103.2	104.1	—	86.4	99.9	106.7

Statistical Analysis	B 4

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SCANDINAVIA GENERAL BUSINESS OPERATIONS BREAKDOWN

THREE MONTHS TO 31 MARCH

	Net Premiums Written				Underwriting Result			Operating Ratio
	2004	2003	2003	Currency	2004	2003	2003	2004	2003
		Adjusted	Original	Inc/dec		Adjusted	Original
	£m	£m	£m	%	£m	£m	£m	%	%
Personal
Denmark	70	61	63	15	1	1	2	91.3	91.9
Sweden	100	81	84	24	2	(3)	(4)	97.1	103.3
Other	13	14	15	(10)	—	(1)	(1)	96.2	100.2

	183	156	162	17	3	(3)	(3)	95.2	99.5

Commercial
Denmark	123	109	113	13	3	(1)	(1)	87.6	92.8
Sweden	106	105	109	1	6	(2)	(2)	84.4	96.5
Other	7	8	8	(16)	—	—	—	102.9	97.7

	236	222	230	6	9	(3)	(3)	86.0	94.4

Total
Denmark	193	170	176	14	4	—	1	88.9	92.1
Sweden	206	186	193	11	8	(5)	(6)	91.6	99.6
Other	20	22	23	(13)	—	(1)	(1)	98.7	99.3

	419	378	392	11	12	(6)	(6)	90.6	96.3

								General Business
								Result
								(based on LTIR)
								2004	2003
								£m	£m
Personal								18	8
Commercial								21	10

								39	18

Operating Ratio				Personal		Commercial		Total
				2004	2003	2004	2003	2004	2003
				%	%	%	%	%	%
Claims ratio				79.4	81.3	73.1	82.6	76.4	81.9
Expense ratio				15.8	18.2	12.9	11.8	14.2	14.4

				95.2	99.5	86.0	94.4	90.6	96.3

Statistical Analysis	B 5

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US GENERAL BUSINESS OPERATIONS BREAKDOWN

THREE MONTHS TO 31 MARCH

	Net Premiums Written				Underwriting Result			Operating Ratio
	2004		2003	Inc/dec	2004		2003	2004	2003
	$m		$m	%	$m		$m	%	%
Personal
Household	1		40	(97)	1		(5)	234.7	112.8
Automobile	111		162	(32)	11		2	90.5	98.8

	112		202	(45)	12		(3)	91.1	101.6

Commercial
Property	(9)		151	(106)	(26)		35	—	73.8
Package	(11)		93	(111)	(6)		(3)	—	100.1
Automobile	(6)		51	(112)	(8)		1	—	101.4
Workers’ comp	(55)		227	(124)	(37)		(10)	—	105.5
General liability	(12)		136	(109)	(35)		(31)	—	126.0

	(93)		658	(114)	(112)		(8)	—	100.5

Total	19		860	(98)	(100)		(11)	191.9	100.8

	£m	£m	£m	%	£m	£m	£m	%	%
		Adjusted	Original			Adjusted	Original
Personal	61	110	128	(45)	7	(2)	(2)	91.1	101.6
Commercial	(51)	357	416	(114)	(61)	(4)	(5)	—	100.5

	10	467	544	(98)	(54)	(6)	(7)	191.9	100.8

								General Business
								Result
								(based on LTIR)
								2004	2003
								$m	$m
Personal								26	10
Commercial								(48)	57

								(22)	67

Operating Ratio				Personal		Commercial		Total
				2004	2003	2004	2003	2004	2003
				%	%	%	%	%	%
Claims ratio				70.1	74.7	—	74.1	88.3	74.3
Expense ratio				21.0	26.9	—	26.4	103.6	26.5

				91.1	101.6	—	100.5	191.9	100.8

Statistical Analysis	B 6

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INTERNATIONAL GENERAL BUSINESS OPERATIONS BREAKDOWN

THREE MONTHS TO 31 MARCH

		Net Premiums Written			Underwriting Result			Operating Ratio
	2004	2003	2003	Currency	2004	2003	2003	2004	2003
		Adjusted	Original	Inc/dec		Adjusted	Original
Personal	£m	£m	£m	%	£m	£m	£m	%	%
Canada	71	75	78	(5)	(1)	(5)	(5)	103.7	106.1
Other Europe & Middle East	56	52	53	8	3	—	—	95.6	99.9
LAC	19	18	21	3	—	—	—	97.9	98.1
Asia	12	12	13	(1)	1	2	2	90.0	88.6

	158	157	165	1	3	(3)	(3)	100.2	102.0

Commercial
Canada	28	28	29	1	2	(3)	(3)	93.5	116.7
Other Europe & Middle East	56	51	55	8	—	8	9	98.2	81.9
LAC	23	30	33	(20)	2	3	4	92.3	90.3
Asia	16	20	22	(23)	—	(2)	(3)	97.0	111.0

	123	129	139	(5)	4	6	7	95.4	96.2

Total
Canada	99	103	107	(3)	1	(8)	(8)	101.7	108.7
Other Europe & Middle East	112	103	108	8	3	8	9	96.9	90.8
LAC	42	48	54	(11)	2	3	4	94.5	93.2
Asia	28	32	35	(15)	1	—	(1)	93.0	98.3

	281	286	304	(2)	7	3	4	98.6	99.3

								General Business
								Result
								(based on LTIR)
								2004	2003
Personal								£m	£m
Canada								7	2
Other Europe & Middle East								9	6
LAC								1	1
Asia								2	3

								19	12

Commercial
Canada								8	4
Other Europe & Middle East								6	15
LAC								3	6
Asia								2	(1)

								19	24

Total
Canada								15	6
Other Europe & Middle East								15	21
LAC								4	7
Asia								4	2

								38	36

Operating Ratio				Personal		Commercial		Total
				2004	2003	2004	2003	2004	2003
				%	%	%	%	%	%
Claims ratio				70.6	72.1	58.2	62.6	65.6	67.7
Expense ratio				29.6	29.9	37.2	33.6	33.0	31.6

				100.2	102.0	95.4	96.2	98.6	99.3

Statistical Analysis	B 7

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INTERNATIONAL – CANADA GENERAL BUSINESS OPERATIONS BREAKDOWN

THREE MONTHS TO 31 MARCH

	Net Premiums Written			Underwriting Result				Operating Ratio
	2004		2003	Inc/dec	2004		2003	2004	2003
	C$m		C$m	%	C$m		C$m	%	%
Personal
Household	47		55	(14)	4		2	95.3	99.7
Motor	125		126	(1)	(8)		(14)	108.2	109.9

	172		181	(5)	(4)		(12)	103.7	106.1

Commercial
Property	21		19	13	5		(2)	68.4	114.4
Motor	23		26	(10)	(3)		(6)	112.6	123.0
General liability	14		14	(4)	(2)		—	112.6	110.7
Other	11		9	15	5		1	72.6	104.6

	69		68	1	5		(7)	93.5	116.7

Total	241		249	(3)	1		(19)	101.7	108.7

	£m	£m	£m	%	£m	£m	£m	%	%
		Adjusted	Original			Adjusted	Original
Personal	71	75	78	(5)	(1)	(5)	(5)	103.7	106.1
Commercial	28	28	29	1	2	(3)	(3)	93.5	116.7

	99	103	107	(3)	1	(8)	(8)	101.7	108.7

								General Business
								Result
								(based on LTIR)
								2004	2003
								C$m	C$m
Personal								17	4
Commercial								19	9

								36	13

Operating Ratio				Personal		Commercial		Total
				2004	2003	2004	2003	2004	2003
				%	%	%	%	%	%
Claims ratio				77.7	80.0	51.3	72.7	71.0	77.6
Expense ratio				26.0	26.1	42.2	44.0	30.7	31.1

				103.7	106.1	93.5	116.7	101.7	108.7

Statistical Analysis	B 8

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TERRITORIAL ANALYSIS OF GENERAL BUSINESS ONGOING OPERATIONS

THREE MONTHS TO 31 MARCH

	Net Premiums Written	Underwriting Result	Operating Ratio
	2004	2004	2004
	£m	£m	%
United Kingdom	652	19	96.4
Scandinavia	419	12	90.6
US	57	5	90.9
International	275	11	97.6
Group Reinsurance	1	(8)

	1,404	39	94.5

Closed or transferred business	(34)	(76)	459.2

	1,370	(37)	98.7

			General Business
			Result
			(based on LTIR)
			2003
			£m
United Kingdom			77
Scandinavia			39
US			8
International			41
Group Reinsurance			(10)

			155

Closed or transferred business			(28)

			127

Please refer to page A7 for a list of businesses excluded from this analysis.

Statistical Analysis	B 9

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UNITED KINGDOM GENERAL BUSINESS ONGOING OPERATIONS BREAKDOWN

THREE MONTHS TO 31 MARCH

	Net Premiums Written	Underwriting Result	Operating Ratio
	2004	2004	2004
	£m	£m	%
Personal
Household	113	6	95.3
Motor	98	(7)	105.2
Other	6	(2)	127.7

	217	(3)	100.5

Commercial
Property	200	24	86.7
Casualty	87	(7)	107.4
Motor	121	3	97.4
Other	27	2	92.7

	435	22	94.3

Total	652	19	96.4

Closed or transferred business	7	(13)	50.2

	659	6	94.1

			General Business
			Result
			(based on LTIR)
			2004
			£m
Personal			14
Commercial			63

			77

Operating Ratio	Personal	Commercial	Total
	2004	2004	2004
	%	%	%
Claims ratio	67.2	66.7	66.9
Expense ratio	33.3	27.6	29.5

	100.5	94.3	96.4

Please refer to page A7 for a list of businesses excluded from this analysis.

Statistical Analysis	B 10

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UNITED KINGDOM PERSONAL BUSINESS ONGOING OPERATIONS BREAKDOWN

THREE MONTHS TO 31 MARCH

	Net Premiums Written	Underwriting Result	Operating Ratio
	2004	2004	2004
	£m	£m	%
Personal Intermediated
Household	80	5	94.6
Motor	38	(2)	103.9
Other	2	(1)	151.9

	120	2	99.2

MORE TH>N
Household	33	1	97.2
Motor	60	(5)	106.2
Other	4	(1)	116.9

	97	(5)	103.2

Total
Household	113	6	95.3
Motor	98	(7)	105.2
Other	6	(2)	127.7

	217	(3)	100.5

Closed or transferred business	(20)	(2)	54.6

	197	(5)	99.9

Operating Ratio	UK PI	MORE TH>N	Total
	2004	2004	2004
	%	%	%
Claims ratio	61.9	74.8	67.2
Expense ratio	37.3	28.4	33.3

	99.2	103.2	100.5

Please refer to page A7 for a list of businesses excluded from this analysis.

Statistical Analysis	B 11

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US GENERAL BUSINESS ONGOING OPERATIONS BREAKDOWN

THREE MONTHS TO 31 MARCH
	Net Premiums Written	Underwriting Result	Operating Ratio
	2004	2004	2004
	$m	$m	%
Personal
Automobile	104	8	90.9

	104	8	90.9

Commercial	—	—	—

Total	104	8	90.9

Closed or transferred business	(85)	(108)	—

	19	(100)	191.9

	£m	£m	%
Personal	57	5	90.9
Commercial	—	—	—

	57	5	90.9

Closed or transferred business	(47)	(59)	—

	10	(54)	191.9

			General Business
			Result
			(based on LTIR)
			2004
			$m
Personal			15
Commercial			—

			15

Operating Ratio	Personal	Commercial	Total
	2004	2004	2004
	%	%	%
Claims ratio	68.7	—	68.7
Expense ratio	22.2	—	22.2

	90.9	—	90.9

Please refer to page A7 for a list of businesses excluded from this analysis.

Statistical Analysis	B 12

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INTERNATIONAL GENERAL BUSINESS ONGOING OPERATIONS BREAKDOWN

THREE MONTHS TO 31 MARCH
	Net Premiums Written	Underwriting Result	Operating Ratio
	2004	2004	2004
Personal	£m	£m	%
Canada	71	(1)	103.7
Other Europe & Middle East	55	4	95.3
LAC	18	—	97.2
Asia	12	1	90.0

	156	4	100.0

Commercial
Canada	28	2	93.5
Other Europe & Middle East	52	—	98.6
LAC	23	3	86.5
Asia	16	2	84.5

	119	7	93.1

Total
Canada	99	1	101.7
Other Europe & Middle East	107	4	97.1
LAC	41	3	91.0
Asia	28	3	86.6

	275	11	97.6

Closed or transferred business	6	(4)	145.0

	281	7	98.6

			General Business
			Result (based on LTIR)
			2003
			£m
Personal
Canada			7
Other EMEA & Middle East			10
LAC			1
Asia			2

			20

Commercial
Canada			8
Other EMEA & Middle East			5
LAC			4
Asia			4

			21

Total
Canada			15
Other EMEA & Middle East			15
LAC			5
Asia			6

			41

Operating Ratio	Personal	Commercial	Total
	2004	2004	2004
	%	%	%
Claims ratio	70.5	57.3	65.3
Expense ratio	29.5	35.8	32.3

	100.0	93.1	97.6

Please refer to page A7 for a list of businesses excluded from this analysis.

Statistical Analysis	B 13

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TERRITORIAL ANALYSIS OF LIFE BUSINESS OPERATIONS

LIFE & PENSIONS

Net Premiums Written	Three Months to 31 March
	2004	2003	2003	Currency
		Adjusted	Original	Inc/dec
	£m	£m	£m	%
United Kingdom	206	165	165	35
Scandinavia	68	61	64	10
Other	12	89	86	(87)

	286	315	315	(4)

Life Business Result	Three Months to 31 March
		Restated	Restated
	2004	2003	2003	Currency
		Adjusted	Original	Inc/dec
	£m	£m	£m	%
United Kingdom	20	22	22	(9)
Scandinavia	6	7	8	(14)
Other	1	10	9	(90)

	27	39	39	(31)
Other items	—	(23)	(21)	(100)

	27	16	18	69

SHAREHOLDERS’ INTEREST IN LONG TERM BUSINESS
			Restated
		3 Months	3 Months	12 Months
		2004	2003	2003
		(unaudited)	(unaudited)	(unaudited)
		£m	£m	£m
Balance brought forward		1,034	1,062	1,062

Exchange		(16)	40	63
Movements for the year		21	27	396
Dividends and transfers		(15)	(4)	(141)
Capital injections		4	(15)	59
Acquisitions		—	—	—
Disposals		(5)	—	(405)

Balance carried forward		1,023	1,110	1,034

Statistical Analysis	B 14